SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. )*

WEST FRASER TIMBER CO. LTD.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

952845105
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)
*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 952845105	13G	Page 2 of 8

1	NAMES OF REPORTING PERSONS James A. Pattison
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,914,900*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,914,900*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,914,900*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.6%
12	TYPE OF REPORTING PERSON IN
*	Includes shares deemed to be beneficially owned by Jim Pattison Ltd.

CUSIP No. 952845105	13G	Page 3 of 8

1	NAMES OF REPORTING PERSONS Jim Pattison Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,914,900*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,914,900*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,914,900*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.6%
12	TYPE OF REPORTING PERSON CO
*	All shares are held directly by wholly-owned direct and indirect subsidiaries of Jim Pattison Ltd. See Item 7 of the attached statement.

CUSIP No. 952845105	13G	Page 4 of 8

Item 1(a).	Name of Issuer:

West Fraser Timber Co. Ltd. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

501- 858 Beatty Street, Vancouver, British Columbia, Canada V6B 1C1

Item 2(a).	Name of Person Filing:

(i) Jim Pattison
(ii) Jim Pattison Ltd.

The above together are referred to herein as the "Reporting Persons".

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business address of each of the Reporting Persons is c/o The Jim Pattison Group, Suite 1800, 1607 West Cordova Street, Vancouver, British Columbia V6C 1C7

Item 2(c).	Citizenship:

Jim Pattison is a citizen of Canada.

Jim Pattison Ltd. is a company organized in Canada.

Item 2(d).	Title of Class of Securities:

Common Shares, no par value ("Common Shares")

Item 2(e).	CUSIP Number:

952845105

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e) ☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g) ☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j) ☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k) ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 952845105	13G	Page 5 of 8

Item 4	Ownership:

(a) Amount beneficially owned:

The Reporting Persons collectively may be deemed to beneficially own 8,914,900 Common Shares.

Jim Pattison may be deemed the indirect beneficial owner of the 8,914,900 Common Shares beneficially owned by Jim Pattison Ltd., of which Mr. Pattison is the controlling shareholder.

All of the shares deemed to be beneficially owned by Jim Pattison Ltd. are held directly by one of its direct or indirect wholly-owned subsidiaries. See Item 7 below.

(b) Percent of class:

Each of the Reporting Persons may be deemed to be the beneficial owner of the percentage of Common Shares listed on such Reporting Person’s cover page. Percentage amounts are calculated based upon 103,962,179 Common Shares outstanding as of December 31, 2021, as reported by the Toronto Stock Exchange.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See responses to Item 5 on the attached cover pages.

(ii) Shared power to vote or to direct the vote:

See responses to Item 6 on the attached cover pages.

(iii) Sole power to dispose or to direct the disposition of:

See responses to Item 7 on the attached cover pages.

(iv) Shared power to dispose or to direct the disposition of:

See responses to Item 8 on the attached cover pages.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

CUSIP No. 952845105	13G	Page 6 of 8

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Great Pacific Capital Corporation Suite 1800, 1607 West Cordova Street Vancouver, British Columbia V6C 1C7

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certifications:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 952845105	13G	Page 7 of 8

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 13, 2022

/s/ James A. Pattison
Name: James A. Pattison

JIM PATTISON LTD.

By:	/s/ Nick Desmarais
Name: Nick Desmarais
Title: Director and Secretary

CUSIP No. 952845105	13G	Page 8 of 8

Exhibit Index
SCHEDULE 13G

Exhibit Number	Exhibit Description

A	Joint Filing Agreement